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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 10-C

                REPORT BY ISSUER OF SECURITIES QUOTED ON NASDAQ
                INTER-DEALER QUOTATION SYSTEM FILED PURSUANT TO
               SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT
                 OF 1934 AND RULES 13a-17 AND 15d-17 THEREUNDER

                           FIRST AMERICAN CORPORATION
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                 (Exact Name of Issuer as Specified in Charter)


               FIRST AMERICAN CENTER, NASHVILLE, TENNESSEE 37237
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                    (Address of Principal Executive Offices)

                                 (615) 748-2000
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                (Issuer's Telephone Number, Including Area Code)


                   I.  CHANGE IN NUMBER OF SHARES OUTSTANDING

Indicate any change (increase or decrease) of five percent or more in the number of shares outstanding:

1.      Title of security:               COMMON STOCK @ $5.00 PAR VALUE
                              -------------------------------------------------

2.      Number of shares outstanding before the change   27,913,874 AS OF
        11/30/95
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3.      Number of shares outstanding after the change 29,685,970 AS OF 12/01/95
                                                      -------------------------

4.      Effective date of change:                  DECEMBER 1, 1995
                                                -------------------------------

5. Method of change. Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of
        stock for treasury, etc.)      ACQUISITION VIA MERGER
                                    -------------------------------------------
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Give brief description of transaction:

        SHARES OF FIRST AMERICAN CORPORATION'S ("FAC") COMMON STOCK HAVE BEEN ISSUED TO THE SHAREHOLDERS OF
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        CHARTER FEDERAL SAVINGS BANK ("CHARTER") IN CONNECTION WITH FAC'S
        ACQUISITION OF CHARTER.
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                         II.  CHANGE IN NAME OF ISSUER

1.      Name prior to change
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2.      Name after change
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3.      Effective date of charter amendment changing name
                                                          ---------------------

4.      Date of shareholder approval of change, if required
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Date   12/6/95                                              /s/ Mary Neil Price
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                                                            MARY NEIL PRICE
                                                            Senior Vice
                                                            President and
                                                            Senior Counsel






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